As filed with the Securities and Exchange Commission on February 28, 2005.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ X ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing non-voting preferred shares of Tele Norte Leste Participações S.A.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$588.50

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

EMM-750561_1

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

EMM-750561_1

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus\
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of July 27, 1998, among Tele Norte Leste Participações S.A., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466.  - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

- # -

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 25, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for non-voting preferred shares of Tele Norte Leste Participações S.A..

By:

The Bank of New York,

As Depositary

By:

Allen Murray

       Allen Murray

       Managing Director

- # -

Pursuant to the requirements of the Securities Act of 1933, Tele Norte Leste Participações S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Brazil, on February 24, 2005.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:  /s/ Marcos Grodetzky

        Marcos Grodetzky

        Chief Financial Officer

By:  /s/ Ronaldo Iabrudi dos Santos Pereira

        Ronaldo Iabrudi dos Santos Pereira

        Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on February 24, 2005.

/s/ Ronaldo Iabrudi dos Santos Pereira

Chief Executive Officer and Director

Ronaldo Iabrudi dos Santos Pereira

(principal executive officer)

/s/ Marcos Grodetzky

Chief Financial Officer (principal financial officer)

Marcos Grodetzky

/s/ Júlio Cesar Pinto

Controller (principal accounting officer)

Júlio Cesar Pinto

/s/ Fersen Lamas Lambranho

Director

Fersen Lamas Lambranho

/s/ Carlos Francisco Ribeiro Jereissati

Director

Carlos Francisco Ribeiro Jereissati

/s/ José Botafogo Goncalves

Director

José Botafogo Goncalves

/s/ Joao Carlos de Couto Ramos Cavalcanti

Director

Joao Carlos de Couto Ramos Cavalcanti

/s/ Luiz Eduardo Franco de Abreu

Director

Luiz Eduardo Franco de Abreu

/s/ Otávio Marquez de Azevedo

Director

Otávio Marquez de Azevedo

___________________________________

Director

Jose Luiz de Carqueira Cesar

PUGLISI & ASSOCIATES

Authorized Representative in the United States

By: /s/ Donald J. Puglisi

       Donald J. Puglisi

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Deposit Agreement dated as of July 27, 1998 among Tele Norte Leste Participações S.A., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.

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